UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Provectus Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74373PB99

(CUSIP Number)

Jeffrey Allen Morris

1729 Triangle Park Dr.

Maryville, TN 37801

(865) 981-8822

(Name, address and telephone number of person authorized to receive notices and communications)

March 27, 2023

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74373PB99	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Jeffrey Allen Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 56,569,900
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 56,569,900
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,569,900 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 12,000,000 shares of Common Stock held by the Reporting Person; 6,500,000 shares of Common Stock owned by the Reporting Person through a retirement plan; and 3,806,990 shares of Series D-1 Convertible Preferred Stock issued though conversion of convertible promissory notes. The 3,806,990 shares of Series D-1 stock are convertible into 38,069,900 shares of Common Stock.
(2)	This percentage is calculated based on a total of 56,569,900 of Common Stock held upon conversion of the Series D-1 shares, and 419,497,119 shares of the Issuer outstanding.

CUSIP No. 74373PB99	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer: Provectus Biopharmaceuticals, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices: 800 S. Gay Street Suite 1610 Knoxville, TN 37929

Item 2(a)	Name of Person Filing: Jeffrey Allen Morris (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if none, Residence: The address for the principal business office of the Reporting Person is: 1729 Triangle Park Drive Maryville, TN. 37801

Item 2(c)	Citizenship: The Reporting Person is a citizen of the United States.

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e)	CUSIP No.: 74373PB99

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person Filing is:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a) (6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

CUSIP No. 74373PB99	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership

As of March 27, 2023, the Reporting Person had sole voting and dipositive power over 56,569,900 shares of Common Stock. This Includes 12,000,000 shares of Common Stock directly held by the reporting person; 6,500,000 shares of Common Stock owned by the Reporting Person through a retirement plan; and 3,806,990 shares of Series D-1 Convertible Preferred Stock issued though conversion of convertible promissory notes. The 3,806,990 shares of Series D-1 stock are convertible into 38,069,900 shares of Common Stock.

The following sets forth in tabular format the share ownership of the Reporting Person:

(a)	Amount beneficially owned: 56,569,900 shares of Common Stock

(b)	Percent of class: 13.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
56,569,900 shares

(ii)	shared power to vote or to direct the vote:
0 shares

(iii)	sole power to dispose or to direct the disposition of:
56,569,900 shares

(iv)	shared power to dispose or to direct the disposition of:
0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74373PB99	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2023

/s/ Jeffrey Allen Morris
Jeffrey Allen Morris